D.A. DAVIDSON & CO.

Notes to Statements of Financial Condition
September 30, 2020 and 2019
Amounts in thousands, except per share amounts

(1)   Summary of Significant Accounting Policies

Organization

D.A. Davidson & Co. (the Company) is a registered broker-dealer, investment adviser, and municipal advisor registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Montana corporation that is a wholly-owned subsidiary of D.A. Davidson Companies (the Parent). The Company's activities as a securities broker-dealer comprise several classes of services, including principal transactions, agency transactions, investment banking and municipal advisory and underwriting.   The Company's activities as an investment adviser comprise both discretionary and non-discretionary investment advisory services. These services are provided to its customers throughout the United Sates.

The Company follows accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows. References to GAAP issued by the FASB in these footnotes are to the *FASB Accounting Standards Codification* (the Codification or ASC).

(a)   *Recent Accounting Pronouncements*

Effective October 1, 2019, the Company adopted the requirements of Accounting Standards Update (ASU) 2016-02, *Leases* (ASU 2016-02) and all subsequent amendments to the ASU (collectively, ASC 842). ASU 2016-02 was issued in February 2016 and requires organizations that lease assets to recognize on the statement of financial condition a right-of-use (ROU) asset and a lease liability for most leases. The Company adopted ASC 842 under a modified retrospective approach as of the date of adoption. Prior periods were not restated and continue to be reported in accordance with legacy GAAP. The Company elected to apply several of the available practical expedients, including:
- Carry over of historical lease determination and lease classification conclusions
- Carry over of historical initial direct costs balances for existing leases
- Accounting for lease and non-lease components in real estate contracts in which the Company is a lessee as a single lease component.

Adoption of ASC 842 resulted in the recognition of ROU assets of $47,788, and lease liabilities of $58,404 as of October 1, 2019. These amounts were determined based on the present value of remaining minimum lease payments, discounted using the Company's incremental borrowing rate as of the date of adoption. The recognition and measurement arising from a lease by the lessee depends on its classification as a finance or operating lease. New qualitative and quantitative disclosures are also required to provide information about amounts recorded in the financial statements (see Note 7).

The FASB has issued ASUs that will be effective for future fiscal years. The Company is continuing to assess the impact of adopting the new pronouncements for future reporting periods. One new ASU that will have an impact to the Company's financial statements in future fiscal years is ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326)*, (ASU 2016-13).

In June 2016, the FASB issued new guidance (Topic 326) to replace the incurred loss model for financial instruments and other commitments to extend credit held at the reporting date with an expected loss model,

D.A. DAVIDSON & CO.

Notes to Statements of Financial Condition
September 30, 2020 and 2019
Amounts in thousands, except per share amounts

which is referred to as the current expected credit loss (CECL) model. The CECL model is applicable to the measurement of credit losses on financial assets measured at amortized cost, including notes receivables, trade receivables, and held-to maturity debt securities. The Company adopted the provisions of this guidance on October 1, 2020. The adoption of this standard did not have a material impact on the Company's financial condition.

(b)   *Use of Estimates*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided. Accordingly, actual results could differ from those estimates.

(c)   *Cash Equivalents*

Cash equivalents consist of money market funds which invest in U.S. Treasury bills, notes and commercial paper with original maturities of 90 days or less, and amounted to $100,400 and $75,600 at September 30, 2020 and 2019, respectively. The money market funds are classified as Level 1 assets in the fair value hierarchy. The Company has cash deposit accounts with financial institutions in which the balances may exceed the Federal Deposit Insurance Corporation (FDIC) insured limit. The Company has not experienced any losses in such accounts and management believes it is not exposed to any significant risk.

Also included in cash and cash equivalents at September 30, 2019 was $5 of cash segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3, *Customer Protection – Reserves and Custody of Securities*, of the Securities Exchange Act of 1934.

(d)   *Securities Segregated Under Federal and Other Regulations*

Securities segregated under federal regulations represents qualified securities segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3, *Customer Protection – Reserves and Custody of Securities*, of the Securities Exchange Act of 1934.

(e)   *Receivables from and Payables to Clients*

Accounts receivable from and payable to clients are recorded on a settlement date basis and include amounts due on cash and margin transactions. Securities owned by clients are held as collateral for receivables.

(f)   *Securities Owned, Securities Sold, But Not Yet Purchased, and Fair Value Measurement*

Securities at September 30, 2020 and 2019 consist of bonds, stocks and other investments. The Company classifies its investments as trading securities. Securities are bought and held principally as inventory for the purpose of sales in the near term. Securities are recorded at fair value on a trade date basis.

D.A. DAVIDSON & CO.

Notes to Statements of Financial Condition
September 30, 2020 and 2019
Amounts in thousands, except per share amounts

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation techniques used are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following hierarchy:

- Level 1 securities include inputs based on quoted prices in active markets for identical securities, which provides the most reliable fair value measurement. This category generally includes actively traded equity securities and mutual funds.

- Level 2 securities include inputs other than quoted prices in active markets, which are either directly or indirectly observable as of the measurement date. These observable inputs include quoted prices for similar securities, and bond pricing models based on interest rates, credit risk, and remaining maturity for similar securities. This category generally includes corporate bonds, municipal bonds, government agency mortgage backed bonds, and United States (U.S.) government obligations.

- Level 3 securities do not have observable pricing for all significant inputs as of the measurement date. These securities are valued based on management's best estimate of fair value, which may include significant judgment or estimation. Factors that may be considered in the valuation estimate include the cost, terms and liquidity of the security, the financial condition and operating results of the issuer, market prices of similar securities, pricing models based on estimated cash flows and yields, and other factors generally applicable to the valuation of securities. This category includes certain sanitation improvement district obligations.

See Note 5 for further information regarding Securities Owned, Securities Sold, But Not Yet Purchased, and Fair Value Measurement.

(g) *Securities Purchased Under Agreements to Resell*

Securities purchased under agreements to resell are financing transactions collateralized by negotiable securities and are carried at contractual amounts plus accrued interest. The Company's policy is to obtain possession of the collateral with a market value equal to or in excess of the principal amount loaned. The Company monitors daily the market value of the securities acquired as compared to the amounts due and may require counterparties to deposit additional collateral, or may return collateral to counterparties, when necessary.

(h) *Securities Lending Activities*

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives cash in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed are presented in receivables

D.A. DAVIDSON & CO.

Notes to Statements of Financial Condition
September 30, 2020 and 2019
Amounts in thousands, except per share amounts

from broker-dealers and clearing organizations and securities loaned are presented in payables to broker-dealers and clearing organizations.

(i) **Notes Receivable**

Notes receivable consist of loans to Company employees. These notes earn interest at rates consistent with market rates at the time of issuance and are repaid over a term of two to nine years. Repayment is generally made with the employees' bonus compensation.

(j) **Allowance for Doubtful and Impaired Receivables**

The Company provides an allowance for losses on doubtful and impaired notes receivable and customer accounts based on management's evaluation of existing accounts outstanding and historical experience related to such activity. A receivable is considered impaired when, based upon current information and events, it is probable that the Company will be unable to collect, on a timely basis, all principal and interest according to the contractual terms of the receivable's original agreement.

The Company's allowances for estimated losses and impairment on notes receivable totaled $615 and $619 at September 30, 2020 and 2019, respectively.

(k) **Fixed Assets**

Fixed assets include furniture, equipment and leasehold improvements that are recorded at cost, less accumulated depreciation and amortization. Depreciation is provided on a straight-line or accelerated basis using estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Estimated useful lives range from two to 10 years.

(l) **Right-of-Use Assets and Lease Liabilities**

The Company conducts its operations from leased office facilities and also enters into leases in the normal course of business for certain office and technology equipment. In accordance with ASC 842, the Company recognizes a ROU asset and a corresponding lease liability on its statement of financial condition for its lease arrangements. ROU assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of remaining minimum lease payments, discounted using the Company's incremental borrowing rate. See Notes 1(a) and 7 for further information regarding the Company's leases accounted for under ASC 842.

(m) **Income Taxes**

The Company is included in the consolidated U.S. federal and various combined state income tax returns filed by the Parent. Federal income taxes are calculated as if the subsidiary companies filed on a separate return basis.

D.A. DAVIDSON & CO.

Notes to Statements of Financial Condition
September 30, 2020 and 2019
Amounts in thousands, except per share amounts

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

The Company records uncertain tax positions when the effect of the outcome is considered more likely than not and reasonably estimable. There were no ongoing state tax examinations as of September 30, 2020 or September 30, 2019. As of September 30, 2020 and 2019, the Company has not made any material accruals for uncertain tax positions.

(n)   Goodwill and Intangible Assets

Goodwill represents the excess of consideration paid over fair value of net assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values.

(o)   Stock-Based Compensation

The Parent's stock incentive plan provides for the granting of Parent common stock-based awards to officers, key employees and directors of the Company. The Parent provides stock-based awards as part of compensation agreements the Company has with certain employees which provide for the issuance of its Parent's stock in future years, upon satisfaction of vesting requirements. Stock-based compensation is accounted for in accordance with ASC 718, *Compensation—Stock Compensation*, which requires recognition of expense related to the fair value of stock-based compensation.

(p)   Long-Lived Assets

The Company's long-lived assets, such as property, plant and equipment, and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. The Company did not record any impairment charges during the years ended September 30, 2020 and 2019 as there were no long-lived assets that were considered impaired.

D.A. DAVIDSON & CO.

Notes to Statements of Financial Condition
September 30, 2020 and 2019
Amounts in thousands, except per share amounts

(q)   Risk and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would affect the amounts reported in the statements of financial condition. The risk of loss on unsettled transactions relates to customers' and other counterparties' inability to fulfill their contracted obligations.

A novel strain of coronavirus surfaced in China in December 2019 and has spread around the world with resulting business and social disruption. The virus was declared a pandemic by the World Health Organization in March 2020. While the magnitude of the impact is dependent on the length and severity of the disruption, the operations and business results of the Company could be adversely affected. Additionally, significant estimates may be adversely impacted by local, state and national restrictions related to the coronavirus.

(r)   Reclassifications

Certain reclassifications have been made to the prior year financial statements and disclosures to provide a presentation consistent with the current year.

(2)   Net Capital Requirements

The Company is subject to Rule 15c3-1, *Net Capital Requirements for Brokers or Dealers*, pursuant to the Securities Exchange Act of 1934. The Company has elected to use the alternative method permitted by Rule 15c3-1 which requires that it maintain net capital in excess of the greater of $250 or 2% of aggregate debit balances arising from customer transactions as defined in the Formula Reserve Requirements under Rule 15c3-3.

At September 30, 2020, the Company's net capital of $145,800 was 94.16% of aggregate debit items and net capital exceeded the required capital of $3,096 by $142,704. At September 30, 2019, the Company's net capital of $109,160 was 68.49% of aggregate debit items and net capital exceeded the required capital of $3,188 by $105,972.

(3)   Acquisitions

Wells Nelson & Associates, L.L.C.

On April 1, 2019, the Company's Parent acquired all of the interest of Wells Nelson & Associates, L.L.C. (WN) pursuant to a membership interest purchase agreement. WN was subsequently merged into the Company on September 30, 2019. WN's results of operations were included in the Company's results beginning April 1, 2019. The acquisition of WN expanded the Company's broker-dealer business in Oklahoma and Texas. Under the terms of the acquisition, WN membership interest holders received cash and shares of Parent's common stock as of the acquisition date. The cash consideration was paid by the Company on behalf of the Parent.

The transaction was accounted for under the acquisition method of accounting in accordance with ASC 805, *Business Combinations*. Assets purchased and liabilities assumed were recorded at their acquisition date fair values

D.A. DAVIDSON & CO.

Notes to Statements of Financial Condition
September 30, 2020 and 2019
Amounts in thousands, except per share amounts

based on information available as of the acquisition date. The fair values of assets acquired and liabilities assumed are subject to adjustment during the first twelve months after the acquisition date if additional information becomes available.

The total final fair value of consideration paid for WN includes:

Fair Value of Consideration		
Cash	$	1,570
Parent's common stock issued (36 shares)		1,999
Fair value of total consideration transferred	$	3,569

Upon the close of the acquisition, a portion of the Parent's common stock issued with a total fair value of $799 as of the acquisition date was deposited in an escrow account at the Parent to secure indemnification responsibilities of WN's former equity owners to the Company. These shares will be released to WN's former equity owners on April 1, 2021, if any and all pending claims have been resolved.

The fair value of the WN assets acquired and (liabilities assumed), at their adjusted acquisition date fair values, were as follows:

Cash and cash equivalents	$	892
Receivables:		
Customers, net		89
Brokers, dealers and clearing organizations		300
Other		68
Notes receivable, net		234
Equipment and leasehold improvements		80
Intangible assets		2,008
Other assets		11
Total Assets Acquired		3,682
Accrued employee compensation		(66)
Other payables and accrued liabilities		(47)
Total Liabilities Assumed		(113)
Net Assets Acquired at Fair Value	$	3,569

The Company recognized an intangible asset of $2,008 identifiable with the WN customer base, which is being amortized over the estimated useful life of 10 years.

D.A. DAVIDSON & CO.

Notes to Statements of Financial Condition
September 30, 2020 and 2019
Amounts in thousands, except per share amounts

Gode Conway Financial Services PLLC

On April 2, 2019, the Company purchased the assets of Gode Conway Financial Services PLLC (Gode Conway) pursuant to an asset purchase agreement. The acquisition of Gode Conway complemented the Company's broker-dealer business in Washington. Under the terms of the acquisition, Gode Conway sellers received $641 of cash as of the acquisition date. The assets acquired from Gode Conway included intangible assets such as the business name and customer list. The intangible asset is being amortized over the estimated useful life of nine years.

(4)   Receivables from and Payables to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations consist of the following:

	Receivable		Payable
September 30, 2020:			
Securities failed-to-deliver/receive	$	3,558	1,745
Broker Omnibus		33,520	—
Unsettled proprietary trades		4,334	—
Other		324	1,125
	$	41,736	$ 2,870
September 30, 2019:			
Securities failed-to-deliver/receive	$	10,520	2,129
Broker Omnibus		28,158	—
Unsettled proprietary trades		15,649	—
Other		976	4,158
	$	55,303	$ 6,287

D.A. DAVIDSON & CO.

Notes to Statements of Financial Condition
September 30, 2020 and 2019
Amounts in thousands, except per share amounts

(5)   Securities Owned, Securities Sold, But Not Yet Purchased, and Fair Value Measurement

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy. See Note 1(f) for a discussion of the Company's fair value measurement accounting policies.

The following tables present information about the Company's assets and liabilities measured at fair value on a recurring basis as of September 30, 2020 and 2019:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
September 30, 2020:				
Securities segregated under federal and other regulations:				
Debt securities issued by the U.S.				
Treasury and segregated under Rule 15c3-3	$ —	$ 4,972	$ —	$ 4,972
Securities owned:				
Equity securities	$ 3,842	$ —	$ —	$ 3,842
Debt securities issued by the U.S.				
Treasury and other U.S. government				
corporations and agencies	—	434	—	434
Debt securities issued by states of				
the U.S. and political subdivisions				
of the states	—	27,551	935	28,486
Corporate debt securities	—	19,410	—	19,410
Certificates of deposit	—	16,616	—	16,616
	$ 3,842	$ 64,011	$ 935	68,788
Limited partnerships				163
Total securities owned				$ 68,951
Securities sold, but not yet purchased:				
Equity securities	$ 162	$ —	$ —	162
Debt securities issued by the U.S.				
Treasury and other U.S. government				
corporations and agencies	—	10,062	—	10,062
Corporate debt securities	—	7,137	—	7,137
Total securities sold, but not yet purchased	$ 162	$ 17,199	$ —	$ 17,361

10

Notes to Statements of Financial Condition
September 30, 2020 and 2019
Amounts in thousands, except per share amounts

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
September 30, 2019:				
Securities segregated under federal and other regulations:				
Debt securities issued by the U.S.				
Treasury and segregated under Rule 15c3-3	$ —	$ 4,999	$ —	$ 4,999
Securities owned:				
Equity securities	$ 4,154	$ —	$ —	$ 4,154
Debt securities issued by the U.S.				
Treasury and other U.S. government				
corporations and agencies	—	9,374	—	9,374
Debt securities issued by states of				
the U.S. and political subdivisions				
of the states	—	22,889	1,007	23,896
Corporate debt securities	—	11,822	—	11,822
Certificates of deposit	—	36,509	—	36,509
	$ 4,154	$ 80,594	$ 1,007	85,755
Limited partnerships				143
Total securities owned			$	85,898
Securities sold, but not yet purchased:				
Equity securities	$ 8	$ —	$ —	$ 8
Debt securities issued by the U.S.				
Treasury and other U.S. government				
corporations and agencies	—	14,524	—	14,524
Corporate debt securities	—	4,751	—	4,751
Total securities sold, but not yet purchased	$ 8	$ 19,275	$ —	$ 19,283

Notes to Statements of Financial Condition
September 30, 2020 and 2019
Amounts in thousands, except per share amounts

Following is a reconciliation of Level 3 assets for which significant unobservable inputs were used to determine fair value:

	Level 3 Beginning Balance	Purchase of Investments	Sale/ Redemption of Investments	Realized Gain/(Loss)	Change in Unrealized Gain/(Loss)	Level 3 Ending Balance
2020						
Securities Owned:						
Debt securities issued by states of the U.S. and political subdivisions of the states	$ 1,007	$ 6	$ (308)	$ 295	$ (65)	$ 935
	$ 1,007	$ 6	$ (308)	$ 295	$ (65)	$ 935
2019						
Securities Owned:						
Debt securities issued by states of the U.S. and political subdivisions of the states	$ 1,202	$ 7	$ (141)	$ —	$ (61)	$ 1,007
	$ 1,202	$ 7	$ (141)	$ —	$ (61)	$ 1,007

There were no transfers between levels during the years ended September 30, 2020 and 2019.

The following table summarizes the valuation techniques and significant unobservable inputs used for the Company's investments categorized as Level 3 in the fair value hierarchy as of September 30, 2020 and 2019:

Name	Fair Value	Valuation Technique	Unobservable Inputs	Range of Input Values
2020				
Debt securities issued by states of the U.S. and political subdivisions of the states	$ 935	Discounted cash flow approach	Repayment terms	1-21 years
			Discount rates	8.25%
			Estimated housing starts	0-4
			Bond tax levy	0.70%
			Developed lot value	$400-$6,100
2019				
Debt securities issued by states of the U.S. and political subdivisions of the states	$ 1,007	Discounted cash flow approach	Repayment terms	1-22 years
			Discount rates	8.25%
			Estimated housing starts	0-4
			Bond tax levy	0.70%
			Developed lot value	$400-$6,100

The Company's investments in limited partnerships are valued at net asset value as a practical expedient.

D.A. DAVIDSON & CO.

Notes to Statements of Financial Condition
September 30, 2020 and 2019
Amounts in thousands, except per share amounts

(6) Fixed Assets

Fixed assets, net of accumulated depreciation as of September 30, 2020 and 2019 consist of the following:

		2020		2019
Furniture and equipment	$	19,677	$	20,357
Computer hardware		10,435		9,509
Software		2,713		2,713
Leasehold improvements		19,070		19,227
Construction in progress		636		1,549
Total fixed assets		52,531		53,355
Less: Accumulated depreciation		(36,120)		(34,530)
	$	16,411	$	18,825

As a result of the adoption of ASC 842, $985 of capital leases as of September 30, 2019 were reclassified out of furniture and equipment and into the ROU asset balance.

(7) Leases

Lessee Arrangements

The Company enters into real estate lease arrangements for all of its office spaces across the United States. Additionally, the Company enters into equipment lease arrangements for copiers and postage machines. The Company's leases have remaining terms ranging from one to 10 years. The Company's leases do not include residual value guarantees or covenants.

The Company recognizes a ROU asset and a lease liability on its statement of financial condition for its lease arrangements. ROU assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of remaining minimum lease payments, discounted using the Company's incremental borrowing rate. The Company uses its incremental borrowing rate at lease commencement to calculate the present value of lease payments when the rate implicit in a lease is not known. The Company estimates its incremental borrowing rate is based on the terms of each lease as well as the interest rate environment at the later of the adoption date of October 1, 2019, lease commencement date or lease remeasurement date. The incremental borrowing rate has also been adjusted to reflect a secured rate.

The Company has elected the practical expedient, where leases with an initial term of 12 months or less (short-term leases) are not recorded as an ROU asset or lease liability on the Company's statement of financial condition. The lease terms include any non-cancellable periods and may reflect periods covered by options to extend or terminate when it is reasonably certain that those options will be exercised. The Company has also elected the practical expedient to carry over historical lease determination and lease classification conclusions. In addition,

D.A. DAVIDSON & CO.

Notes to Statements of Financial Condition
September 30, 2020 and 2019
Amounts in thousands, except per share amounts

the Company has elected to account for any non-lease components in its real estate leases as part of the associated lease component.

Leases are classified as operating or finance leases at the lease commencement date. As of September 30, 2020, ROU assets and lease liabilities by lease type are as follows:

		2020
Right-of-use assets		
Operating leases, net	$	42,535
Finance leases, net		908
Total right-of-use assets, net	$	43,443
Lease liabilities		
Operating leases	$	51,298
Finance leases		915
Total lease liabilities	$	52,213

Lease Liabilities

Future undiscounted lease payments for operating and finance leases with initial terms of one year or more as of September 30, 2020 are as follows:

		Operating Leases		Finance Leases
2021	$	13,631	$	301
2022		11,733		252
2023		9,165		196
2024		8,066		158
2025		5,190		59
Thereafter		7,938		1
Total lease payments		55,723		967
Less: Interest		4,425		52
Present value of lease liabilities	$	51,298	$	915

The Company has operating leases with related parties. Refer to Note 13 for additional information on related party lease arrangements.

D.A. DAVIDSON & CO.

Notes to Statements of Financial Condition
September 30, 2020 and 2019
Amounts in thousands, except per share amounts

Supplemental Lease Information

	2020
Finance lease weighted average remaining lease term (years)	3.8
Finance lease weighted average discount rate	3.1%
Operating lease weighted average remaining lease term (years)	5.1
Operating lease weighted average discount rate	3.2%

(8) Income Taxes

Differences between the financial statement carrying amounts and the tax bases of assets and liabilities that give rise to significant portions of deferred tax assets and liabilities are as follows:

		2020		2019
Deferred tax assets:				
Compensation and benefits	$	15,107	$	16,124
Lease liabilities		13,411		—
Accrued expenses and reserves		677		2,038
Business acquisitions		408		461
Intangible assets		251		233
Other		231		371
Total deferred income tax assets		30,085		19,227
Deferred tax liabilities:				
Right-of-use assets, net		11,158		—
Fixed assets, net		2,794		732
Prepaid expenses		316		491
Total deferred income tax liabilities		14,268		1,223
Deferred income taxes	$	15,817	$	18,004

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the existence of, or generation of, taxable income in the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, taxes paid in carryback years, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and estimates of future taxable income over the periods in which the deferred tax assets are deductible, at September 30, 2020 and 2019, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

D.A. DAVIDSON & CO.

Notes to Statements of Financial Condition
September 30, 2020 and 2019
Amounts in thousands, except per share amounts

(9)   **Goodwill and Intangible Assets**

As of September 30, 2020 and 2019, the balance of goodwill was $2,395. The Company is required to identify the related reporting unit that pertains to any goodwill balance and to test goodwill for impairment by comparing the fair value of the reporting unit to the carrying amount of the reporting unit. The Company has identified its related reporting unit as its capital markets business and has allocated goodwill accordingly. The Company estimated the fair value of the reporting unit and determined that the unit's fair value exceeds its carrying value, and consequently, no impairment was evident at September 30, 2020 and 2019.

In connection with the August 2013 Crowell, Weedon & Co. (CW) merger, the Company recorded an intangible asset of $2,651 identifiable with the CW customer base, which is being amortized over the estimated useful life of 10 years. The value of the intangible asset is based on the present value of estimated net cash flows from the CW customer accounts over the 10 year period.

In connection with the April 2016 SMITH HAYES Companies (SH) acquisition, the Company recorded an intangible asset of $6,289 identifiable with the SH customer base, which is being amortized over the estimated useful life of 10 years. The value of the intangible asset is based on the present value of estimated net cash flows from the SH customer accounts over the 10 year period.

In connection with the April 2019 WN acquisition, the Company recorded an intangible asset of $2,008 identifiable with the WN customer base, which is being amortized over the estimated useful life of 10 years. The value of the intangible asset is based on the present value of estimated net cash flows from the WN customer accounts over the 10 year period. See Note 3 for further discussion of this acquisition.

In connection with the April 2019 Gode Conway acquisition, the Company recorded an intangible asset of $641 identifiable with the Gode Conway customer base, which is being amortized over the estimated useful life of nine years. The value of the intangible asset is based on the present value of estimated net cash flows from the Gode Conway customer accounts over the nine year period. See Note 3 for further discussion of this acquisition.

The balance of these intangible assets was $6,482 and $7,646, net of accumulated amortization of $5,107 and $3,943 as of September 30, 2020 and 2019, respectively.

(10)   **Loans Payable to Banks**

As of September 30, 2020, the Company had two lines of credit secured by certain Company or client margin assets. These revolving lines of credit are payable on demand and bear interest at rates that vary with the federal funds rates. One of the lines is for $100,000 and has a maturity date of February 6, 2021. The second line of credit does not specify a maturity date or the amount of credit available. The Company did not have any outstanding borrowings under the lines of credit at September 30, 2020 and 2019.

(11)   **Employee Benefit Plans**

Employees of the Company participate in the Parent's retirement savings and profit sharing plan and employee stock ownership plan (ESOP). Each plan is a defined contribution plan covering all employees who have completed a year of service. Participants become 100% vested in the employer contribution account after six years

D.A. DAVIDSON & CO.

Notes to Statements of Financial Condition
September 30, 2020 and 2019
Amounts in thousands, except per share amounts

of service. The proportionate cost of the respective plans is borne by the Company through annual contributions in amounts determined by the board of directors of the Parent. Investments of the ESOP consist entirely of common stock of the Parent, which is appraised twice annually including as of the end of each plan year by an independent certified business appraiser to determine the current fair market value.

Participants may contribute to the Parent's retirement savings and profit sharing plan under the retirement savings portion of the plan. Contributions are based on a participant's choice of a percentage of compensation up to limits established by the plan.

(12) Stock-Based Compensation

The stock-based awards are a result of compensation agreements the Company has with certain employees which provide for the issuance of its Parent's stock in future years upon satisfaction of vesting requirements. In addition, the Company awards restricted stock grants of the Parent, in which shares of the Parent are issued upon satisfaction of vesting requirements.

As of September 30, 2020, there were 939 outstanding stock-based awards with a weighted average exercise price of $36.90. As of September 30, 2019, there were 983 outstanding stock-based awards with a weighted average exercise price of $31.06.

The Parent's stock incentive plan provides for the granting of Parent common stock options to officers, key employees and directors of the Parent and its subsidiaries. There were no options outstanding as of September 30, 2020 or 2019. There were no options exercised during the year ended September 30, 2020 and 1 option exercised during the year ended September 30, 2019. No options were granted during the years ended September 30, 2020 and 2019.

The Company also has a non-compensatory employee stock purchase plan which allows employees to purchase stock of the Parent subject to certain limits specified by the plan.

(13) Related Party Transactions

The Parent wholly owns the Company and the Company's three sister corporations: Davidson Investment Advisors, Inc., D.A. Davidson Trust Company, and Davidson Fixed Income Management, Inc. Related parties consist of significant shareholders, directors, principal officers, the Parent's retirement savings and profit sharing plan, and the ESOP. Included in accrued compensation at September 30, 2020 and 2019, was $8,380 and $7,758 respectively, related to potential retirement savings and profit sharing plan contributions.

Included in receivables from other and accounts payable and accrued liabilities are related parties receivables and payables for account balances of directors and principal officers. Also included as related parties receivables and payables are funds the Company advances to and receives from the Parent and sister corporations in the normal course of business. These receivables and payables bear interest based on the prime rates and consisted of $420 and $320 of receivables and $4,574 and $3,537 of payables at September 30, 2020 and 2019, respectively.

D.A. DAVIDSON & CO.

Notes to Statements of Financial Condition
September 30, 2020 and 2019
Amounts in thousands, except per share amounts

The Parent has a non-revolving line of credit and has pledged two-thirds of the Company's outstanding common stock in connection with its line of credit. The Parent also has an irrevocable standby letter of credit and has pledged 10% of the Company's outstanding common stock in connection with its letter of credit.

The Parent leases its Great Falls, Montana office space from a limited liability company whose members include the Chairman Emeritus and a director of the Parent. The Parent leased its Lincoln, Nebraska office space from a partnership whose members include a director of the Parent. The Lincoln lease expired in July 2020.

(14) Off-Balance-Sheet Risk

In the normal course of business, the Company enters into when-issued underwriting and purchase commitments. Transactions relating to such commitments open at September 30, 2020, and subsequently settled, had no material effect on the financial statements.

The Company's normal business activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. A portion of the Company's customer activity includes the sale of securities not yet purchased and the writing of option contracts, substantially all of which are transacted on a margin basis. Customer transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations. The Company seeks to control the risk associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions when necessary.

(15) Commitments and Contingencies

In connection with the CW acquisition, 121 shares of the Parent's stock with a fair value of $2,497 as of the merger date were deposited in escrow to secure indemnification responsibilities of the CW owners to the Company. As of September 30, 2019, 20 shares of the Parent's stock remained in escrow. During the year ended September 30, 2020, all remaining escrow shares were released to former CW owners.

In connection with the WN acquisition, a portion of the Parent's common stock issued with a total fair value of $799 as of the acquisition date was deposited in an escrow account at the Parent to secure indemnification responsibilities of WN's former equity owners to the Company. These shares will be released to WN's former equity owners on April 1, 2021, if any and all pending claims have been resolved.

The Company has a partially self-insured plan for eligible employee medical and dental expenses. The Company maintains stop loss insurance for individual claims in excess of $185 and $165 for the 2020 and 2019 calendar

D.A. DAVIDSON & CO.

Notes to Statements of Financial Condition
September 30, 2020 and 2019
Amounts in thousands, except per share amounts

years, respectively, and for aggregate claims in excess of $13,376 and $11,558 at September 30, 2020 and 2019, respectively.

The Company is involved in various claims and litigation. In the opinion of management, following consultation with legal counsel, the ultimate liability or disposition thereof is not expected to have a material adverse effect on the financial condition of the Company.